THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 41

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2003

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the revised unaudited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on December 31, 2002, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on February 19, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ ARMANDO YAÑES
Armando Yañes Chief Financial Officer

Date:  March 7, 2003

ENGLISH TRANSLATION

Caracas, February 19, 2003

Sirs

Comisión Nacional de Valores

Present.-

Attention: Dra. Aida Lamus

President

Dear Dra. Lamus,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the revised unaudited Financial Statements as of and for the period ended December 31, 2002, which includes its respective notes, that are presented comparative to the previous year ago period (2001).

I will make myself available should you need any clarification or additional information.

Sincerely your,

(signed)

Gustavo Antonetti.

Head of Investor Relations

Cantv

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA

(CANTV) AND SUBSIDIARIES

Consolidated financial statements

as of December 31, 2002 and 2001

and for the years ended

December 31, 2002, 2001 and 2000

and Report of Independent

Public Accountants

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2002)

	2002	2001
		(Restated)
ASSETS
CURRENT ASSETS:
Cash and temporary investments	452,114	395,582
Accounts receivable, net	472,102	484,041
Accounts receivable from Venezuelan Government entities	83,759	128,457
Inventories and supplies, net	51,831	42,896
Other current assets	13,208	15,100

Total current assets	1,073,014	1,066,076
Property, plant and equipment, net	3,634,420	4,069,499
Cellular concession, net	131,513	135,984
Other assets	393,835	360,236

Total assets	5,232,782	5,631,795

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt	73,745	174,653
Accounts payable	379,812	341,395
Accrued employee benefits	49,311	86,689
Short-term pension obligations	29,587	24,792
Dividends payable	240,078	243,752
Deferred revenue	106,980	114,419
Other current liabilities	230,205	273,743

Total current liabilities	1,109,718	1,259,443
LONG-TERM LIABILITIES:
Long-term debt	331,062	299,306
Pension and other post-retirement benefit obligations	438,094	518,287

Total liabilities	1,878,874	2,077,036
Minority interests	2,345	2,361
STOCKHOLDERS’ EQUITY:
Capital stock inflation adjusted (equivalent to nominal capital stock of Bs. 34,173)	1,989,248	1,989,248
Additional paid-in capital	26,708	26,708
Retained earnings	1,347,460	1,566,639
Legal reserve	214,771	214,771
Treasury stock	(296,432)	(296,432)
Cumulative translation adjustment	69,808	51,464

Total stockholders’ equity	3,351,563	3,552,398

Total liabilities and stockholders’ equity	5,232,782	5,631,795

The accompanying notes are an integral part of these consolidated statements.

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2002, except earning per share and per ADS amount)

	2002	2001	2000
		(Restated)
OPERATING REVENUES:
Local and domestic long distance usage	582,125	705,554	800,588
Basic rent	456,773	454,487	465,789

Local and domestic long distance	1,038,898	1,160,041	1,266,377
International long distance	100,623	135,780	147,671
Net settlements	14,498	25,977	43,276

International long distance	115,121	161,757	190,947
Fixed to mobile outgoing calls	572,381	747,265	884,433
Interconnection incoming	46,086	47,977	77,951
Other wireline-related services	248,943	268,482	205,893

Total wireline services	2,021,429	2,385,522	2,625,601
Wireless services	570,780	517,811	440,500
Other	86,694	72,949	68,047

Total operating revenues	2,678,903	2,976,282	3,134,148
OPERATING EXPENSES:
Operations, maintenance, repairs and administrative	1,241,638	1,201,521	1,382,073
Interconnection costs	265,082	375,932	445,163
Depreciation and amortization	864,133	992,469	908,611
Concession and other taxes	198,896	185,629	203,897
Pension and post-retirement plan special termination benefits	—	47,381	—
Special charge	—	—	162,639
Nonrecurring charges	—	—	932

Total operating expenses	2,569,749	2,802,932	3,103,315

Operating income	109,154	173,350	30,833

OTHER EXPENSES, NET:
Financing cost, net	(16,649)	(16,020)	(46,187)
Other expenses, net	(7,322)	(16,215)	(5,827)

Total other expenses, net	(23,971)	(32,235)	(52,014)

Income (loss) before income tax and cumulative effect of accounting change, net of tax	85,183	141,115	(21,181)
INCOME TAX	23,481	56,454	52,196

Income (loss) before cumulative effect of accounting change, net of tax	61,702	84,661	(73,377)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	—	—	(59,695)

Minority shareholders’ stake	(665)	(239)	189
Net income (loss)	61,037	84,422	(132,883)

Earnings (loss) per share before cumulative effect of accounting change, net of tax	78	92	(77)
Earnings (loss) for cumulative effect of accounting change, net of tax	—	—	(63)
Earnings (loss) per share	78	92	(140)

Earnings (loss) per ADS (based on 7 shares per ADS)	543	647	(977)

Average shares outstanding (in millions)	787	914	952

The accompanying notes are an integral part of these consolidated statements.

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2002)

	Capital stock			Additional paid-in capital	Retained earnings	Legal reserve	Treasury stock	Cumulative translation adjustment	Total stockholders’ equity
	Historical cost	Inflation adjustment	Total
Balance as of December 31, 1999	36,857	2,108,193	2,145,050	26,708	2,784,171	214,771	—	46,545	5,217,245
Net loss	—	—	—	—	(132,883)	—	—	—	(132,883)
Dividends declared	—	—	—	—	(94,492)	—	—	—	(94,492)
Repurchased shares	(2,684)	(153,118	(155,802)	—	(159,246)	—	—	—	(315,048)
Change in cumulative translation adjustment	—	—	—	—	—	—	—	2,597	2,597

Balance as of December 31, 2000	34,173	1,955,075	1,989,248	26,708	2,397,550	214,771	—	49,142	4,677,419
Net income restated	—	—	—	—	84,422	—	—	—	84,422
Dividends declared	—	—	—	—	(621,195)	—	—	—	(621,195)
Repurchased shares	—	—	—	—	(294,138)	—	(296,432)	—	(590,570)
Change in cumulative translation adjustment	—	—	—	—	—	—	—	2,322	2,322

Restated balance as of December 31, 2001	34,173	1,955,075	1,989,248	26,708	1,566,639	214,771	(296,432)	51,464	3,552,398
Net income	—	—	—	—	61,037	—	—	—	61,037
Dividends declared	—	—	—	—	(280,216)	—	—	—	(280,216)
Change in cumulative translation adjustment	—	—	—	—	—	—	—	18,344	18,344

Balance as of December 31, 2002	34,173	1,955,075	1,989,248	26,708	1,347,460	214,771	(296,432)	69,808	3,351,563

The accompanying notes are an integral part of these consolidated statements.

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002 , 2001 AND 2000

(Adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2002)

	2002	2001	2000
		(Restated)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income (loss)	61,037	84,422	(132,883)
Adjustments to reconcile net income (loss) net cash provided by operating activities-
(Gain) loss from net monetary position	(25,213)	41,106	23,343
Exchange loss (gain), net	45,282	(27,576)	3,897
Depreciation and amortization	864,133	992,469	908,611
Pension and post-retirement plan special termination benefits	—	47,381	—
Special charge	—	—	162,639
Cumulative effect of accounting change, net of tax	—	—	59,695
Provision for doubtful accounts	69,524	86,340	112,726
Provision for inventories obsolescence	28,840	11,996	2,977
Changes in current assets and liabilities:
Accounts receivable	(157,522)	(101,096)	(21,252)
Accounts receivable from Venezuelan Government entities	15,973	6,746	28,684
Inventories and supplies	(12,066)	5,251	21,801
Other current assets	1,024	3,347	(984)
Accounts payable	104,481	(21,118)	22,815
Accrued employee benefits	(18,979)	(113,075)	19,580
Deferred revenues	10,732	46,425	11,991
Other current liabilities	24,999	(35,193)	50,625

	1,012,245	1,027,425	1,274,265
Changes in non current assets and liabilities:
Other assets	10,520	11,033	43,166
Pension and other post-retirement benefit obligations	(80,193)	(38,692)	(37,432)

Net cash provided by operating activities	942,572	999,766	1,279,999
CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of intangibles	(110,964)	(66,592)	(36,508)
Capital expenditures, net of disposals	(396,935)	(269,599)	(446,532)

Net cash used in investing activities	(507,899)	(336,191)	(483,040)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from borrowings	—	—	45,172
Payments of debt	(200,162)	(85,377)	(76,923)
Dividend payments	(265,799)	(377,445)	(94,492)
Repurchased shares	—	(590,570)	(315,048)

Net cash used in financing activities	(465,961)	(1,053,392)	(441,291)

(Decrease) increase in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain of cash and temporary investments	(31,288)	(389,817)	355,668
LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS	(78,802)	(120,885)	(70,703)
FOREIGN EXCHANGE GAIN OF CASH AND TEMPORARY INVESTMENTS	166,622	53,747	27,639

Increase (decrease) in cash and temporary investments	56,532	(456,955)	312,604
CASH AND TEMPORARY INVESTMENTS:
Beginning of year	395,582	852,537	539,933

End of year	452,114	395,582	852,537

SUPPLEMENTAL INFORMATION:
Cash paid during the period for-
Interest	37,263	45,798	64,007

Taxes	245,629	393,900	170,378

RESULT FROM NET MONETARY POSITION:
Operating activities	25,188	22,396	(27,443)

Financing activities	78,827	57,383	74,803

The accompanying notes are an integral part of these consolidated statements.

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are adjusted for inflation and expressed in millions of constant bolivars as of December 31, 2002, unless otherwise indicated)

1.    EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The consolidated financial statements were originally issued in Spanish and translated into English.

2.    COMPANY BACKGROUND AND CONCESSION AGREEMENT:

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV or the Company) is one of the primary providers of telecommunications services in Venezuela, and is the owner of a nationwide basic telecommunications network through which it provides not only national and international fixed switched telephone service but also private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunication services including Internet access, wireless communications and telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), Cantv.Net, C.A. (Cantv.Net), C.A. Venezolana de Guías (Caveguías), and Altair, C.A. (Altair).

CANTV entered into a Concession Agreement (the Concession) with the Government of the Bolivarian Republic of Venezuela (the Government) in 1991 to provide national and international telecommunications services, for the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market with the entrance of new competitors (see Note 18 (d) and (e)—Commitments and contingencies—Concession mandates and Competition).

Significant terms of the Concession are as follows:

a.	The Concession established a special privilege regime of limited concurrence, through which the Government guaranteed CANTV, except in some circumstances, to be the exclusive provider of fixed switched telephone services, including local, national and international access until November 27, 2000. Beginning on that date, any party who obtains the corresponding administrative concession is able to provide basic telecommunication services in the country (see Note 4—Regulation).

b.	The Concession is for 35 years ending in 2026, and is extendible for an additional period of 20 years subject to the approval by the Ministry of Infrastructure, (the Ministry), and satisfactory performance by CANTV of its obligations under the Concession.

c.	Until December 31, 2000, CANTV paid annually a total of 5.5% of services billed for the Concession tax. Beginning in January 2001, the Company is subject to pay up to 4.8% of gross revenues (see Note 4 (a)—Regulation—Organic Telecommunications Law). Expenses under this concept are included in the accompanying consolidated statements of operations as Concession and other taxes totaling for Bs. 74,865, Bs. 93,671 and Bs. 109,987 for the years ended December 31, 2002, 2001 and 2000, respectively.

d.	The Concession requires the Company to expand, modernize and improve the quality of its telephone network, as well as, meet prescribed service quality targets. Those Concession mandates include national and regional expansion and modernization targets as well as, annual and cumulative targets that the Company has to meet during the mentioned period. After that period, mandates were changed by the Eight-Year Review Concession Agreement (see Note 18 (d) and (e)—Commitments and contingencies—Concession mandates and Competition).

e.	The Concession specifies various penalties, which may be, imposed on CANTV for negligent or intentional violation of Concession provisions, depending on the violation, a public reprimand, a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against CANTV through December 31, 2002, have not been material.

Eight-Year Review Agreement

On February 21, 2000, CANTV and the Comisión Nacional de Telecomunicaciones (CONATEL) signed the Eight-Year Review Agreement (the Agreement), effective until December 31, 2000. The Agreement included the review of the concession regarding quality service, tariffs framework, commercialization of new services and the elimination of the service expansion mandate and the introduction of a new 80% average digitalization mandate (see Note 4—Regulation and Note 18 (d)—Commitments and contingencies—Concession mandates).

Starting 2001, the Company is regulated by the Concession and the Organic Telecommunication Law, enacted in 2000 (see Note 4—Regulation).

Cellular Concession

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs. 181,585 (Bs. 5,388 on an historical cost basis) and established Movilnet. The amount paid for the cellular concession is being amortized over 40 years.

Until December 2000, the annual payment of cellular concession fee based on services billed was 10%. Beginning in 2001, the tax regime applicable to cellular services operators is up to 9.3% of gross revenues, which is decreasing by 1% per annum until 2005. (see Note 4 (a)—Regulation—Organic Telecommunications Law).

For the years ended December 31, 2002, 2001 and 2000, the Concession tax expense included in the consolidated statements of operations was Bs. 58,095, Bs. 57,664 and Bs. 56,864, respectively.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:

a.    Basis of presentation

The consolidated financial statements have been prepared in accordance with Venezuelan Generally Accepted Accounting Principles (Venezuelan GAAP).

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual consolidated results may differ from those estimates.

b.    Adjustment for inflation

The Company’s consolidated financial statements are expressed on a constant bolivar basis as of December 31, 2002, in accordance with the Venezuelan Statement of Accounting Principles Number 10 “Standards for the Preparation of Financial Statements Adjusted for Inflation” (DPC 10) (revised and comprehensive), issued by the Venezuelan Federation of Public Accountants (VFPA).

In December 2000, the VFPA issued the new DPC 10 (revised and comprehensive), which superseded the standard issued in 1991 and its three amendments as well as the technical publications number 14 and 19. The main changes outlined in this standard pertain to presentation and disclosures and not methodology, which are effective for those periods beginning after December 31, 2000.

The amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar’s purchasing power at December 31, 2002 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV).

The most representative indexes used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

	2002	2001	2000
End of year	303.46946	231.27564	205.97793
Average for year	268.63036	219.40902	194.97654

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at December 31, 2002, as follows:

i.	Monetary assets and liabilities (cash and temporary investments, accounts receivable, certain other assets and most liabilities) as of December 31, 2002, have not been adjusted for the effect of inflation since they already represent their inflation-adjusted value at that date. The balances as of December 31, 2001, have been updated based upon the relative change in the CPI between that date and the CPI at December 31, 2002.

ii.	Non-monetary assets (principally inventories and supplies, net, property, plant and equipment, net, the cellular concession, net and certain other assets) and stockholders’ equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at December 31, 2002.

iii.	The non-monetary liability for pension and other post-retirement benefit obligations and its related expense, are recorded based on actuarial calculations (see Note 12—Retirement benefits).

iv.	Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at December 31, 2002.

v.	Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi.	The monetary gain (loss) is attributable to the Company’s net monetary asset or liability position in an inflationary period and has been set forth as loss from net monetary position as part of the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 14—Financing cost, net).

c.    Consolidation

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries. Principal CANTV’s subsidiaries are: Movilnet, Cantv.Net, Caveguías, CANTV Finance and Altair. All significant inter-company balances and transactions among the companies have been eliminated.

In May 2002, CANTV acquired the remaining 49% shares owned by Sky OnLine in Altair, who had a Joint Venture agreement signed in December 1997. As a result, Altair is 100% owned by CANTV. The purchase was for Bs. 15,010 (US$14 million), of which, Bs. 5,585 (US$5.2 million) were paid as an indemnification for terminating the Joint Venture. Expense for this concept is included in the accompanying consolidated statements of operations as operations, maintenance, repairs and administrative expenses.

d.    Cash and temporary investments

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in the purchasing power of cash and temporary investments due to inflation and foreign exchange gain of cash and temporary investments, are reflected as a separate caption in the consolidated statements of cash flows.

e.    Inventories and supplies, net

Inventories and supplies are presented at cost, net of reserves. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of US$500 are expensed when purchased.

f.    Depreciation and amortization

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the fixed assets and based on the amortization period assigned to the intangible assets (see Note 2—Company Background and Concession Agreement—Cellular Concession and Note 9—Other assets). Amortization expense was Bs. 60,959, Bs. 71,201 and Bs. 14,838 for the years ended December 31, 2002, 2001 and 2000, respectively. Accumulated amortization was Bs. 466,247 and Bs. 405,288 as of December 31, 2002 and 2001, respectively.

In November 2000, the Company, based on technical evaluations, reviewed and updated the depreciable lives of certain assets, including civil works and buildings, towers and shelters related to wireless operations, and changed the useful lives from 7 to 20 years. This change in the useful lives did not have a significant impact in the Company’s consolidated financial statements.

g.    Computer software

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets are between 3 and 7 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software’s development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

h.    Impairment of long-lived assets

The Company evaluates the impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. Under current circumstances, no adjustment for impairment in the carrying value of long-lived assets has been recorded.

i.    Revenue recognition

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Unbilled revenues of Bs. 76,592 and Bs. 128,904 are included in accounts receivable as of December 31, 2002 and 2001, respectively. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories. The Company presents as deferred revenue, included in the Other current liabilities caption, those amounts of billed services, which have not been rendered yet, such as submarine cable usage, basic rent for telecommunications services and telephone directories (see Note 11—Other current liabilities).

During 2002, the Company launched a promotion for cellular subscribers consisting on awarding customers with credits in services for the total usage made during November and December 2002. The amount is being credited to the account of each subscriber through equal installments during the following twelve months beginning in February 2003, only if certain conditions are met, such as maintaining active and solvent condition for postpaid customers and maintaining positive balances for prepaid customers. The Company recorded deferred revenues of Bs. 25,457 which relates to the proportion of billed revenues in November and December 2002 related to free services to be delivered in future months as part of the promotion, net of the percentage of subscribers which based on prior experience will not be awarded with the benefit due to default in complying the established conditions. These deferred revenues will be realized once the related services are delivered during 2003. During 2001, the Company did not deferred revenues for a similar promotion, and reduced 2002 revenues as customers were awarded with the benefits of the promotion. 2001 Financial statements were restated to be comparable with the accounting treatment adopted in 2002, related to the promotion offered during 2001. As a result of this restatement, financial statements as of December 31, 2001 reflect deferred revenue of Bs. 19,401 and a reduction of net revenues, net income and retained earnings for the same amount.

During 2001, the Company changed the way it presents interconnection revenues and costs in the consolidated statements of operations. Revenues from fixed to mobile outgoing calls include the amount paid by customers for fixed to mobile calls terminating in a wireless operator. The portion related to basic telephony charged to a wireless operator for mobile to fixed and fixed to fixed calls originated in other operators are included as Interconnection incoming revenue. Costs charged to CANTV and its consolidated subsidiary Movilnet from a wireless operator for the interconnection portion of fixed to mobile traffic, mobile to mobile or fixed to fixed calls are presented as Interconnection costs in the consolidated statements of operations. Previously, only the fixed portion of the fixed to mobile traffic was included as revenue, while the cost for the outgoing fixed to mobile or mobile to mobile traffic were presented net of such revenues. This change was applied to all the periods presented in the consolidated statements of operations for comparative purposes.

During 2000, the Company reviewed its revenue recognition policies for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when the service is activated, are classified as liabilities on the Company’s balance sheet. The Company believes that the opening of the telecommunications market where consumers have a choice of carrier changes the way in which subscriber right fees should be accounted for on the Company’s books. In line with industry practices prepaid card sales are recognized as revenue when the customer utilizes the service. The changes in the way the above revenues are recognized did not materially impact the Company’s results of operations.

j.    Income tax

Income tax is calculated based upon taxable income, which is different from income before tax in the statement of operations. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for property, plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as fiscal losses except those from the tax inflation adjustment, are permitted to be carried forward for 3 years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets (see Note 16—Income tax).

The Company recognizes through the deferral method, the impact of income taxes originating from temporary differences existing between the income tax expense calculated on the basis of net income, determined in accordance with Generally Accepted Accounting Principles, and this concept, calculated on the taxable income for the period, determined in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized.

The recording of a deferred income tax benefit is subject to its possible realization beyond a reasonable doubt. Based on current conditions, the Company has not recorded the asset resulting from deferring the tax effect of temporary reconciliation differences.

k.    Employee severance benefits and other benefits

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company’s current collective bargaining agreement.

Under the current Labor Law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer’s accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one-month salary per year of service up to a maximum of 150 days’ current salary. Furthermore, in the case of involuntary termination the Law established the payment of an additional severance benefit of up to a maximum of 90 days current salary based on length of employment.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV made distributions equal to 120 days salary at December 31, 2002, 2001 and 2000 totaling, Bs. 53,987, Bs. 49,698 and Bs. 67,391, respectively.

l.    Pension plan and other post-retirement benefits

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively (see Note 12—Retirement benefits).

Postretirement benefits relating to health care expenses are recorded based on actuarial estimates (see Note 12—Retirement benefits).

The work force reduction program announced in December 2000 (see Note 20—Work force reduction program), resulted in a loss and curtailment of pension and postretirement plans of Bs. 47,381, which is reflected as Pension and postretirement plan special termination benefits, in the consolidated statements of income.

m.    Foreign currency denominated transactions

Foreign currency denominated transactions is recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which were Bs. 1,403.00 and Bs. 758.00 per U.S. dollar as of December 31, 2002 and 2001, respectively (see Note 5—Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange gain (loss), net in the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 14—Financing cost, net).

n.    Legal reserve

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year’s net income to a legal reserve until such reserve equals at least 10% of capital stock.

o.    Earnings (loss) per share

Earnings (loss) per share are based on 787,140,849, 914,462,674 and 951,961,030 of average common shares outstanding at December 31, 2002, 2001 and 2000, respectively.

4.    REGULATION:

CANTV’s services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law enacted in 2000 and its Regulations, as well as the Agreement (see Note 2—Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry.

CONATEL is an independent regulatory body under the direction of the Ministry, created by presidential decree in September 1991(“CONATEL Decree”), which has the authority to manage, regulate and control the use of limited resources in telecommunications services in Venezuela, and recommend the granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection taxes. CONATEL is also responsible together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia) for the promotion and protection of free competition.

a.    Organic Telecommunications Law

On June 12, 2000, the Venezuelan Government issued the Organic Telecommunications Law, which provides the guidelines for the opening of the telecommunications sector for existing and new operators after November 2000. This Law replaces the 1940 Organic Telecommunications Law and it is the result of a joint agreement between the private and public sector. Some of the most important aspects of the Telecommunications Law are as follows:

i.	Provides the legal framework to establish specific regulations related to interconnection, universal service, spectrum, administrative concessions, networks, taxes, as well as penalties, consumer and operator’s rights and responsibilities.

ii.	Defines telecommunications as an activity of general interest rather than as a public service, as provided by the former law.

iii.	Operator’s freedom to set rates is specified, establishing controls only in those cases where dominant control is evidenced or in cases of insufficient competition.

iv.	Adopts a new tax regime applicable to all telecommunications service operators on the basis of gross revenues. The new taxes replace the former annual tax and concession fee, which was assessed at 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% tax to fund CONATEL, up to 0.5% tax for spectrum allocation, 1% tax to create the Universal Service Fund, 0.5% tax for the Telecommunications Training and Development Fund. In addition, cellular operators are subject to a supplemental tax of up to 4.5% of gross revenues in the year 2000, which decreases by 1% per annum until 2005 when it will be eliminated.

b.    Telecommunications regulations

On November 24, 2000, the Regulations for Basic Telephony Services, Interconnection and Administrative concessions were issued and represent the legal framework for the market opening of telecommunication services in Venezuela.

The most significant aspects of these Regulations include:

i.	Requirements, conditions, limitations and general dispositions for the opening of basic telephony services in a free competition environment and equal opportunities between existing and new operators.

ii.	Regulation for mandatory interconnection with charges based on costs, plus a reasonable profit margin, changing the previous structure of interconnection charges based on tariffs. Submission of quarterly accounting information by separate accounts is also required, and before the fourth quarter of 2001, carriers must establish accounting systems indicating costs generated by interconnection and the allocation criteria. As of December 31, 2002, CANTV has signed 12 interconnection agreements with different operators (see Note 18 (e)—Commitments and contingencies—Competition).

iii.	The rules for granting administrative concession for the network establishment and development and the rendering of telecommunication services and the spectrum concession usage and development. Additionally, spectrum concession will be granted through public offering procedures and in certain cases, direct adjudication will be granted. Value added services, except for Internet services, does not require authorization, only notification specifying the networks, links or systems to support the service.

c. Tariffs

On February 22, 2001, pursuant to the New Organic Telecommunications Law, CONATEL established the maximum tariffs effective March 10, 2001 and a new “price-cap” system that replaced the prior tariff adjustment mechanism provided under the Agreement. Under the “price-cap” system, the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (WPI) and the devaluation rate of the Bolivar against the US dollar. The “price-cap” system allows the increase or decrease of established tariffs based on deviations in excess of up to 2.5% above or below the projected monthly estimates of those indexes. CANTV may apply for an upward adjustment to the established tariffs up to 2.5% above the accrued excess of the projected index. CONATEL may request a downward adjustment to the established tariffs up to 2.5% below the accrued excess of the projected index. If the accrued excess of the projected index deviates more than 7.5% above, CONATEL must review the “price-cap” formula. This system and adjusted “price-cap” were effective as of December 31, 2002.

On May 30, 2002, CONATEL published revised tariffs in the Official Gazette N° 37,454 pursuant to the new price-cap system, which became effective on June 15, 2002. This new scheme for residential plans reduces the plans from 7 to 5, including flat residential tariff and the prepaid services. The new plans established by the Company are: “Limited”, “Classic” and “Talk more for less”, which replace the 5 previous plans that were effective through June 15, 2002. Under the price-cap system, CANTV was authorized to increase national and international long distance call services tariffs to a maximum of 19.70% and 12.83%, respectively, which have not been changed since June 2002. The Company, however, instead granted discounts between 5.84% and 11.40% for these services.

Beginning August 31, 2002, an adjustment related to the “Price-Cap” of fixed to mobile tariffs was approved by CONATEL and published in the Official Gazette N° 37,506 on August 15, 2002.

In September 2002, an extraordinary increase of tariffs for residential clients, pursuant to the Official Gazette N° 37,454 published on May 30, 2002 was approved. The tariff adjustment was 4% on local and domestic long distance (DLD) call services. Additionally, the DLD discounts were suspended. Tariffs and discounts for international long distance call services were not changed.

5.    BALANCES IN FOREIGN CURRENCY:

The Company has assets and liabilities denominated in U.S. dollars and liabilities in Japanese yen (see Note 19—Market risk), as of December 31, as follows:

	2002	2001
	(Expressed in millions of U.S. dollars)
Cash and temporary investments	274	304
Accounts receivable, net	27	37
Other assets	29	29
Accounts payable	(55)	(92)
Short and long-term debt	(264)	(434)

Net asset (liabilities) position in foreign currency	11	(156)

Effective February 5, 2003, the Venezuelan Government and the BCV signed exchange agreements effective such date (see Note 26—Subsequent events—Exchange control).

6.    ACCOUNTS RECEIVABLE, NET:

The Company’s accounts receivable, net balances as of December 31, are as follows:

	2002	2001
Subscribers	431,149	419,177
Net settlements	18,683	27,671
Telephone and prepaid cards distributors	68,422	81,482
Others	17,051	25,800

	535,305	554,130
Less: Allowance for doubtful accounts	(63,203)	(70,089)

	472,102	484,041

7.    ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:

The Company’s largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 5%, 5% and 7%, of the Company’s revenues during the years ended December 31, 2002, 2001 and 2000, respectively.

The following table sets forth the aging of accounts receivable from Government entities as of December 31:

Years	2002	2001
2002	40,277	—
2001	7,687	48,548
2000 and prior	35,795	79,909

	83,759	128,457

The changes in accounts receivable from Government entities are as follows:

	2002	2001
Balance at beginning of year	128,457	151,420
Billings	134,377	154,662
Collections	(151,678)	(161,062)
Monetary loss	(27,397)	(16,563)

Balance at end of year	83,759	128,457

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which are not based upon actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future, has had, and will continue to have an adverse effect on the profitability of the Company.

In 2001, the National Assembly approved a decree authorizing the issuance of bonds to pay overdue Government’s debts related to basic services with the Company. The amount set aside for payments of debt owed CANTV in the period 1996-2000 amounted Bs. 56,816. During 2001, the Company collected Bs. 8,704 from these bonds.

During 2002, CANTV received Venezuelan National Public Debt Bonds from the Government for a discounted value of Bs. 63,562, in order to pay overdue debts to the Company of which Bs. 58,880, were contributed to the Pension Plan Fund (see Note 12—Retirement benefits) and Bs. 4,682 was recorded as other assets (see Note 9—Other assets).

CANTV’s management believes all amounts from Government entities will be collected either in cash and/or through Government bonds and promissory notes.

8.    PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment, net as of December 31, is comprised as follows:

	2002	2001
Plant	12,381,724	12,230,018
Buildings and facilities	1,594,136	1,518,710
Furniture and equipment	732,317	952,740
Vehicles	42,758	87,004

	14,750,935	14,788,472
Less: Accumulated depreciation	(11,257,592)	(10,836,711)

	3,493,343	3,951,761
Land	55,229	56,760
Construction work in progress	85,848	60,978

	3,634,420	4,069,499

The average useful lives for the different classes of property, plant and equipment are as follows:

Average useful lives (in years)
Plant	3 to 32
Buildings and facilities	5 to 25
Furniture and equipment	3 to 7
Vehicles	3 to 5

Property, plant and equipment include capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled Bs. 18,362, Bs. 19,920 and Bs. 93,856 for the years ended December 31, 2002, 2001 and 2000, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.

9.    OTHER ASSETS:

Other assets as of December 31, are comprised as follows:

	2002	2001
Software and other intangible assets, net	276,764	260,262
Prepaid taxes	12,466	15,674
Investment in INTELSAT	41,230	29,229
Employees benefit fund	58,022	52,798
Investment in Venezuelan National Public Debt Bonds	4,745	947
Others	608	1,326

	393,835	360,236

Software and other intangible assets include the cost of computer software and systems for internal use, net of accumulated amortization (see Note 3 (g)—Summary of significant accounting principles and policies—Computer software) and the cost of usage rights of satellites which are amortized over periods ranging from 3 to 7 years based upon the terms of contracts granting usage rights.

Prepaid taxes include taxes assessed on the inflation-adjusted value of fixed assets. In 1991, the Venezuelan Income Tax Law was revised to incorporate new provisions. Under this new law, companies were required to pay an initial tax equal to 3% of the inflation-adjusted value of fixed assets. This initial tax was paid prior to 1996 and has been deferred and is being amortized over the estimated useful lives of the related assets.

As of December 31, 2002, the investment in INTELSAT represents the Company’s participation of 1.12% in the International Satellite Telecommunications Organization. The Company accounts for this investment using the equity method. The functional currency of INTELSAT is the U.S. dollar.

In 1993, the Company contributed Bs. 73,229 to the “Employees Benefit Fund”. This amount was deposited in a Bank Trust on behalf of employees and was utilized to acquire 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to the employees as part of the “Excellence Award” program launched by CANTV. The Company amortizes this contribution as the employees earn stock awards. On October 24, 2001, an Extraordinary Shareholders Assembly approved the increase of the “Excellence Award” via the internal purchase of Class C shares of up to 2% of the capital stock as of December 2, 1991. The assembly also approved the creation of a new benefit plan named “Value Fund” to acquire Class C shares up to 5.5% of the previously mentioned capital stock at the same price offered during the share repurchase program.

In March 2002, the Company paid Bs. 4,200 to acquire 1,929,933 shares as part of the “Excellence Award Program”. In July 2002, Class C shareholders received Bs. 611 million, corresponding to an additional compensation of Bs. 500 per share over the price of the shares sold through the internal market of CANTV’s trust fund in December 2001 and January 2002. As of December 31, 2002 and 2001, the trust maintains 11,113,102 and 9,423,154 shares, respectively.

As of December 31, 2002, Investment in Venezuelan National Public Debt Bonds include bonds received from the Government, the most significant having a nominal value of Bs. 4,682 with a payable quarterly variable interest rate, which will be effective until March 29, 2004 and was received to pay overdue Government’s debts related to basic services (see Note 7—Accounts receivable from Venezuelan Government Entities).

10.    LONG-TERM DEBT:

Long-term debt as of December 31, is comprised of the following:

	2002	2001

Notes in U.S. dollars at fixed interest rates of 9.25% at December 31, 2002 and between 8.88% and 9.25% at December 31, 2001 maturing in 2004 and 2002, respectively.	140,246	198,845

Notes in U.S. dollars at interest rates of six-month LIBOR plus a margin between 1.35% and 1.75%, (averaging 3.63% and 3.69% at December 31, 2002 and 2001, respectively), maturing through 2003.	38,583	72,109

Bank loans in Japanese yens at a fixed interest rate of 5.80% to 6.80%, and in U.S. dollars at interest rates of six-month LIBOR (averaging 5.82% and 5.83% at December 31, 2002 and 2001, respectively), maturing through 2009.	84,412	65,260

IFC loans in U.S. dollars at variable interest rates:
a. Six-month LIBOR plus a margin of 1.75%, (averaging 3.67% and 5.57% at December 31, 2002 and 2001, respectively), maturing through 2005.	42,090	39,785
b. Six-month LIBOR plus a margin of 2.00%, (averaging 3.92% and 5.82% at December 31, 2002 and 2001, respectively), maturing through 2007.	30,691	26,109
c. Six-month LIBOR plus a margin between 3.00% and 6.00% (averaging 5.25% and 7.89% at December 31, 2002 and 2001, respectively), maturing through 2005.	35,075	24,865

Supplier loans in U.S. dollars at interest rates of six-month LIBOR plus a margin of 0.25% to 0.75% (averaging 3.84% at December 31, 2001).	—	2,619

Notes payable to suppliers in U.S. dollars at fixed interest rates (averaging 5.48% and 6.75% at December 31, 2002 and 2001, respectively), maturing through 2002.	88	1,533

Banks loan in bolivars, bearing interest at the average lending rate of the four major banks in Venezuela (45.30% and 25.76% at December 31, 2002 and 2001, respectively), maturing through 2003.	1,880	2,745

	2002	2001
Bank loans in bolivars at a fixed and variable interest rate of 31.44% and 23.31% at December 31, 2002 and 2001, respectively, maturing through 2010.	31,742	40,089

	404,807	473,959
Less: Current maturities	(73,745)	(174,653)

	331,062	299,306

On June 7, 1996, the Company entered into an agreement with the “International Finance Corporation” (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$261 million, of which US$175 million was disbursed. Of the amount disbursed, US$75 million was used in the Company’s modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining US$100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer-term debt.

In March 1998, the Company paid US$150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of US$25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company’s annual net income equivalent in U.S. dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of December 31, 2002.

In 1997, Movilnet signed an agreement with the IFC Facility for two loans totaling US$95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

In September 2000, the Company issued discounts promissory notes of Bs. 28,000 denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.5%. The discount is amortized using the effective rate method. As of December 31, 2002, the balance of these notes, presented net of the unamortized discount, was Bs. 18,245. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs. 7,000 each, with maturities between 5 and 10 years.

In February 2002, the Company paid US$100 million related to guaranteed notes issued in February 1997 with a fixed interest rate of 8.875%.

Estimated payments of long-term debt are: Bs. 73,745 in 2003, Bs. 174,047 in 2004, Bs. 93,996 in 2005, Bs. 19,886 in 2006, Bs. 20,222 in 2007 and Bs. 22,911 thereafter, translated into bolivars at the exchange rate at December 31, 2002.

11.    OTHER CURRENT LIABILITIES:

Other current liabilities as of December 31, are comprised of the following:

	2002	2001
Concession tax	54,349	72,187
Subscriber rights	63,278	74,435
Accrued liabilities	25,478	37,143
Income, value added and other taxes	35,341	37,381
Interest payable	9,840	13,379
Provision for legal contingencies	28,545	21,993
Technical and administrative services due to affiliates Stockholders	5,866	9,458
Others	7,508	7,767

	230,205	273,743

12.    RETIREMENT BENEFITS:

Pension plan

The Company sponsors a non-contributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee’s final salary. As of December 31, 2002 and 2001, the Company has funded Bs. 305,439 and Bs. 149,818, respectively, in a trust for this benefit plan on behalf of the retirees. In December 2002, the Company made a contribution of Bs. 114,955 to the pension plan fund which includes Bs. 48,000 in cash and Bs. 66,955 including the discounted value of bonds received by the Company in order to pay basic services for Bs. 58,880 (see Note 7—Account receivable from Venezuelan Government Entities), also the discount amortization portion and earned interests for Bs. 8,075. These bonds have a discounted value between a range of 78.21% and 96.95% with maturities in 2003 and 2004 and a payable quarterly variable interest rate. As of December 31, 2002, fair value of these bonds is of Bs. 58,396.

The components of pension expense for the years ended December 31 are as follows:

	2002	2001	2000
Benefits earned during the year	16,265	13,063	22,202
Interest cost on projected benefit obligation	30,012	28,929	29,161
Return on assets	(11,610)	(12,501)	(5,683)
Prior service cost	(9,051)	(9,047)	(13,847)
Others	6,336	2,437	9,095

	31,952	22,881	40,928

The accrued pension plan obligation as of December 31, is as follows:

	2002	2001
Projected benefit obligation	481,603	512,207
Funded amount	(305,437)	(149,818)
Unrecognized transition obligation	(3,535)	(4,720)
Unrecognized net losses	(63,748)	(147,668)
Unrecognized prior service cost	56,121	65,169

Pension obligations (including current portion of Bs. 29,587 and Bs. 24,792, respectively)	165,004	275,170

Assumptions used to develop the projected benefit obligation are as follows:

Discount rate	7%
Expected return on assets	9%
Rate of compensation increase	2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. The unrecognized transition obligation is being amortized over 20 years.

Post-retirement benefits other than pensions

The Company records medical claims related to accrued postretirement benefit obligations other than pensions, based on actuarial calculations.

The components of postretirement benefit expense for the years ended December 31, are as follows:

	2002	2001	2000
Benefits earned during the year	4,594	4,364	5,150
Interest cost on accumulated post-retirement benefit obligations	26,129	25,616	20,505
Others	5,714	5,829	1,258

	36,437	35,809	26,913

The accrued post-retirement benefit obligation as of December 31, is as follows:

	2002	2001
Active employees	106,255	85,647
Retirees	324,502	303,270

Accumulated postretirement benefit obligation	430,757	388,917
Unrecognized net losses	(123,357)	(90,557)

Accrued post-retirement benefit (including current portion of Bs. 4,723 and Bs. 30,451, respectively)	307,400	298,360

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

Discount rate	7%
Medical cost trend rate	2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates. The unrecognized transition obligation is being amortized over 11 years.

Defined contribution plan

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) which includes a supplementary monthly payment to the normal payments on pension benefits to retirees and survivors as of August 15, 1995, who receive a pension bonus equal or less than Bs. 30,000 a month, as well as those retirees who are older than 60 with bonus payments between Bs. 30,001 and Bs. 70,000. Contributions are distributed to retirees based upon the number of years they have been retired. Additionally, each retired employee can receive a one-time annual bonus of Bs. 145,000 (in nominal bolivars) at the Company’s discretion of which have been paid Bs. 676 and Bs. 433 as of December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, the Company has funded Bs. 16,746 and Bs. 20,130, respectively, in a trust for this plan on behalf of these employees. The Company has no obligation to increase this plan.

13.    STOCKHOLDERS’ EQUITY:

Dividends

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comisión Nacional de Valores (CNV), regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements provide for certain restrictions that limit the ability of the Company to pay cash dividends (see Note 10—Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings”. The Capital Markets Law mandates that the Company annually distribute not less than 50% of its net annual income to its shareholders, after income tax provision and having deducted the required legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit.

According to CNV Standards, the unconsolidated net income, excluding the equity participation of subsidiaries adjusted for inflation, is the basis for dividends distribution.

Net income for the year ended December 31, 2002, including dividends received from subsidiaries available for dividends distribution, is composed as follows:

Net income before income tax	103,135
Income tax	20,825

Net income available for dividend distribution	82,310

The Capital Markets Law provides that dividends must be declared in a Shareholders’ Assembly during which the shareholders determine the amount, form and frequency of the dividend payment. Additionally, under CNV regulations, companies’ by-laws must state their dividend policies. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends in the year when the income is obtained.

On December 10, 2002, an extraordinary Shareholders’ Assembly declared an extraordinary dividend with a charge to accumulated profits as of December 31, 2001 of Bs. 165 per share. The Board also approved the payment of a portion of the ordinary dividend for 2003 of Bs. 140 per share. These dividends were paid on January 15, 2003 to shareholders of record as of January 2, 2003.

On March 22, 2002, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs. 41.60 per share to shareholders of record as of May 24, 2002. This dividend was paid on June 6, 2002 by the Company.

On October 24, 2001, an Extraordinary Shareholders’ Assembly declared an extraordinary cash dividend of Bs. 520 per share, to be paid in two installments, one of Bs. 284 per share on December 10, 2001 to shareholders of record as of December 3, 2001 and the other one of Bs. 236 per share on March 18, 2002 to shareholders of record March 6, 2002.

On March 27, 2001, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs. 63 per share to shareholders of record as of April 6, 2001. This dividend was paid on April 24, 2001.

Guidelines for future dividends distribution

On December 14, 2001, CANTV’s Board of Directors approved new guidelines for the annual dividend distribution beginning in 2002. These guidelines include the distribution to the shareholders of 50% of the prior year free cash flow, defined as free cash flow taken from audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars in quarterly installments previous to the Board of Directors recommendation and approval of the Annual Shareholders Assembly, according to current Venezuelan legislation.

Capital stock

Capital stock is represented by 926,037,385 shares at December 31, 2002, as follows:

Stockholders	Class	Participation %	Number of shares (in thousands)
Verizon Communications, Inc (Verizon)	A	24,95	196.401
Telefónica Venezuela Holding B.V.	A	6,91	54.407
Banco Mercantil	A	0,05	367
Inversiones TIDE, S.A.	A	—	3
Banco de Desarrollo Económico y Social de Venezuela (formerly Fondo de Inversiones de Venezuela)	B	6,59	51.900
Employee Trusts and Employees	C	11,68	91.938
Verizon Communications, Inc. (Verizon)	D	3,56	28.009
Public Shareholders	D	46,26	364.115

		100,00	787.140

Treasury Stock			138.897

			926.037

In 2001, VenWorld was a private consortium of companies led by Verizon (formerly GTE Corporation), and originally included T.I. Telefónica Internacional de España, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants in the Consortium) who acquired 40% of CANTV shares in 1991.

Beginning on January 1, 2001, VenWorld shareholders have the right to have their shares redeemed and converted into CANTV Class A shares. Any Class A share transferred to a non-subsidiary entity, wholly owned by the Participants of the Consortium will be automatically converted into Class D shares.

During 2001, three of the Participants of the Consortium requested the redemption of their shares, leaving Verizon Communications and T.I. Telefónica Internacional de España, S.A. as shareholders and Participants of the Consortium, together with other minority shareholders representing 3.3% of VenWorld’s capital stock.

On February 1, 2002, an extraordinary shareholders assembly of VenWorld approved the liquidation of the Consortium.

Class B shares may only be owned by the Government. The transfer of Class B shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class D shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class C shares. Class B stockholders had the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member together with all other stockholders. A majority of holders of Class B shares is required to approve a number of corporate actions, including certain amendments to the By-laws.

Class C shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries as well as employees companies and benefit plans. Any Class C shares transferred to any other individual or entity will be automatically converted to Class D shares. Holders of Class C shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class C shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.

Class D shares are comprised of the conversion of Class A, B and C shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class D shares. Holders of Class D shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class B and C stockholders lose the right to designate them according to CANTV’s By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV’s capital stock in a global public offering. The Company’s Class D shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class D shares.

Repurchase programs

On October 24, 2001, an Extraordinary Shareholders’ Assembly approved a third share repurchase program to acquire up to 138,905,608 shares or 15% of the capital stock at a price of US$30 per ADS or US$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001.

Upon completion of the repurchase program, the total repurchased shares were 138,896,536, which were converted into treasury shares. These shares may be offered for sale within two years following their acquisition date, or reduced from capital stock as approved by the Shareholders Assembly as established by the Capital Markets Law.

On March 31, 2000, an Ordinary Shareholders’ Assembly approved a new share repurchase program that authorized the Company to repurchase up to 50,000,000 shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 4,871 per share or up to US$50 per ADS. During 2000, CANTV acquired 72,732,716 shares related to both repurchase programs at an average price of Bs. 2,940 per share, equivalent US$28.39 per ADS. Shares repurchased under this program were reduced from capital stock.

On November 16, 1999, an Extraordinary Shareholder’s Assembly authorized a share repurchase program for up to 50,000,000 shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 3,696 per share or up to US$40 per ADS. As of December 31, 1999, CANTV acquired 1,229,900 shares at an average price of Bs. 2,472 per share, equivalent US$23.50 per ADS. Shares repurchased under this program were reduced from capital stock.

14.    FINANCING COST, NET:

Financing cost, net for the years ended December 31, is as follows:

	2002	2001	2000
Interest income	37,362	50,131	43,812
Interest expense	(33,942)	(52,621)	(62,759)
Exchange (loss) gain, net	(45,282)	27,576	(3,897)
Gain (loss) from net monetary position	25,213	(41,106)	(23,343)

	(16,649)	(16,020)	(46,187)

The net exchange gain (loss) reflects the loss resulting from adjusting the debt denominated in foreign currencies, principally U.S. dollars and Japanese yens into bolivars at the exchange rates as of December 31, 2002 and 2001 (see Note 5—Balances in foreign currency). Prior to February 12, 2002, the BCV had the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the then current reference rate, which was set by the BCV and adjusted to account for projected inflation on a monthly basis.

Effective February 12, 2002, the Government decreed the free currency fluctuation, which stopped the band system. From that date until January 21, 2003, the exchange rate used for purchases and sales of currencies was fixed based on the free market fluctuation resulting from the supply and demand. The BCV purchased and sold currencies in the market through an auction system with the foreign exchange market operators. During the initial business days of free foreign currency fluctuation there was strong bolivar devaluation. Effective January 21, 2003, the Venezuelan Government and the BCV agreed to suspend the trading of foreign currencies in the country during five business days (see Note 26—Subsequent events—Exchange control).

The devaluation of the bolivar against the U.S. dollar was 85%, 8% and 8% for the years ended December 31, 2002, 2001 and 2000, respectively.

The loss or gain from net monetary position reflects the loss from holding net monetary assets or liabilities in a period of inflation, which was 31%, 12% and 13% for the years ended December 31, 2002, 2001 and 2000, respectively.

15.    MONETARY POSITION:

The loss from net monetary position at December 31, is as follows:

	2002	2001	2000
Net monetary (liability) asset position at the beginning of the year	(413,890)	(57,601)	17,482
Revenue and expenses, other than depreciation and amortization and other expenses generated by non-monetary assets and liabilities	1,110,945	1,206,106	978,908
Additions to non-monetary assets and liabilities	(586,496)	(277,585)	(595,763)
Pension plan payments	(142,353)	(59,515)	(21,448)
Dividends declared	(280,216)	(621,195)	(94,492)
Repurchased shares	—	(590,570)	(315,048)
Exchange (loss) gain, net	(45,282)	27,576	(3,897)

	(357,292)	(372,784)	(34,258)
Net monetary liability position at the end of the year	(332,079)	(413,890)	(57,601)

Gain (loss) from net monetary position	25,213	(41,106)	(23,343)

16.    INCOME TAX:

In accordance with Venezuelan tax regulations, the Company is taxed on its net income on an historical cost basis plus a tax inflation adjustment on the Company’s non-monetary assets and liabilities, net of stockholders’ equity. This tax inflation adjustment differs from the book inflation adjustment, which is non-taxable.

The Income Tax Law also authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit that is not used may be carried forward to the subsequent three years. As of December 31, 2002, CANTV does not have any carryforward tax credits. However, Movilnet and CANTV.Net have the following investment tax credit carryforwards available:

	Origin	Bs.	Carried forward until
Movilnet	2001	1,287	2004
	2002	23,451	2005

		24,738

CANTV.Net	2000	178	2003
	2001	546	2004
	2002	953	2005

		1,677

Additionally, the Income Tax Law allows that fiscal losses and corporate asset alternative minimum tax can be carried forward to the subsequent three years. Beginning fiscal year as of December 31, 2000, tax credits for fiscal losses from the tax inflation adjustment are permitted to be carried forward for one year. As of December 31, 2002, CANTV did not have any carry forward fiscal losses. However, CANTV.Net, its wholly-owned subsidiary, has Bs. 10,564 of fiscal loss tax credits from 2000 that can be carried forward through 2003 and corporate asset alternative minimum tax, as follows:

Origin	Bs.	Carried forward until
2000	260	2003
2001	283	2004
2002	358	2005

Reconciliation between the income tax expense included in the consolidated statements of operations and the expense resulting from the application of the statutory tax rate to the income (loss) before income taxes, is as follows:

	2002	2001	2000
Income (loss) before income taxes and cumulative effect of accounting change, net of tax	85,183	141,115	(21,181)
Statutory income tax rate	34%	34%	34%

Tax expense	28,962	47,979	(7,202)

Non-taxable book inflation adjustment	132,469	230,012	210,348
Utilization of investment tax credits	(39,171)	(48,694)	(43,751)
Tax inflation adjustment	(123,584)	(160,826)	(165,911)
Non-recognized deferred tax effect	25,167	(20,537)	50,762
Other	(362)	8,520	7,950

Income tax	23,481	56,454	52,196

On December 28, 2001, the Law N° 71 including the Amendment to the Income Tax Law was published in Extraordinary Official Gazette N° 5,566. The most significant changes are as follows:

a.	Imputation of foreign losses to domestic income or losses, will not be admitted.

b.	The dividend tax regulations establish that the income per books to be considered shall be that approved by the Shareholders Assembly on the basis of the consolidated financial statements prepared in conformity with Accounting Principles Generally Accepted in Venezuela.

c.	A 1% tax advance shall be paid on dividends declared per share. The tax advance will be calculated on the total value of the dividend declared.

d.	Elimination of the standard providing rejection of the expense for payments where the income tax withholding agents do not comply with formal duties provided by the special income tax withholding Regime.

e.	New standards were added to the tax adjustment for inflation regime, and certain existing standards were modified.

17.     TRANSACTIONS WITH RELATED PARTIES:

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulation, labor contracts and other matters related to the Company. The Government is also the major customer of the Company (see Note 7—Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates includes purchase of inventories, supplies, plant and equipments, technical and administrative services and net revenues related to the settlement of international telephone traffic with affiliates. Amounts for these transactions for the years ended December 31, are as follows:

	2002	2001	2000
Purchase of inventories, supplies, plant and equipments of stockholders’ affiliates	14,747	113,751	32,856

Technical and administrative services expenses	41,704	15,409	27,675

Net revenues related to the settlement of international telephone traffic with affiliates	2,446	12,956	31,223

As of December 31, the Company has recorded payables to related parties as follows:

	2002	2001
Verizon	7,176	10,289
AT&T	—	2,685

	7,176	12,974

18.     COMMITMENTS AND CONTINGENCIES:

The Company has the following commitments and contingencies:

a.    Capital expenditures

Payment commitments acquired by the Company as of December 31, 2002, related to capital expenditures, are approximately US$16 million.

b.    Operating leases

The Company leases real state properties under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

c.    Litigation

The Company is involved in numerous administrative and judicial proceedings, most of which are labor cases, special retirements, employee severance benefits and other benefits related to early retirement. Based on the opinion of its external legal counsel handling these proceedings, Management considers that the majority of these actions will be resolved in the Company’s favor. Nevertheless, Management believes that the Company has recorded adequate reserves as of December 31, 2002 for all such matters.

d.    Concession mandates

Currently, there is no mandatory plant modernization required under the concessions.

Opening Regulations establish that Basic Service Telecomunication Operators are required to install and maintain public telephone equipment equivalent to 3% of its subscriber base.

The guidelines for the market opening in Venezuela (see Note 4—Regulation) include certain quality and service standards with minimum and maximum targets, which are the base for the preparation by CONATEL of the quality service regulations that will be effective for all basic services operators, which have not been approved yet.

e.    Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry could grant concessions to operate in population centers with 5,000 or fewer habitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry exercised its authority under this provision to grant a rural multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telephone services, except national and international long distance services, on population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. (today Digicel) for the central and eastern regions of Venezuela, respectively. Currently Infonet, Digitel and Digicel are operating.

On November 24, 2000 CONATEL issued a new Telecommunications Law, which established the basic regulatory framework. The new regulations, (see Note 4 (a)—Regulation—Organic Telecommunications Law) had the objective of creating an appropriate environment for new entrants and to allow for effective competition. These regulations rule the sector’s opening, interconnection, administrative and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders have been announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel BellSouth, C.A. (Telcel BellSouth) and Génesis Telecom, C.A. (Génesis) are two of the companies granted with a concession. Additionally, CONATEL granted administrative habilitations to offer long distance services to the following companies: Convergence Communications de Venezuela, Veninfotel, Multiphone, Telecomunicaciones NGTV, S.A., Totalcom, Etelix, Telcel, Orbitel and LD Telecom, most of which offer the service by means of prepaid cards (Calling Card).

The Company, during the second quarter of 2001, completed the update of four interconnection agreements with Digicel, Digitel, Infonet and Telcel BellSouth, telecommunication’s operators which existed before the opening and as of December 31, 2002 has executed eight interconnection agreements with companies authorized by CONATEL. These agreements will permit the interconnection between CANTV and other carrier’s networks. Current operators maintaining interconnection agreements with the Company are: Telcel BellSouth, Digicel, Infonet, Digitel, Convergence Communications de Venezuela, Veninfotel, Orbitel, Multiphone, Totalcom, Etelix, and Telecomunicaciones NGTV, S.A. and LD Telecom.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service which allows wireline service customers access to the operator network, previously selected, in order to receive national and international long distance services in continuous and automatic form without use of the identification code for long distance on each call.

19.    MARKET RISK:

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality of The United States of America (U.S.A.) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with U.S. and European issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid U.S. dollars short-term investments, primarily certificates of deposit and investment grade commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yens, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations.

20.    WORK FORCE REDUCTION PROGRAM:

On December 29, 2000, the Company announced its intention to consolidate, centralize and eliminate certain operating and administrative positions during the first quarter of 2001, through a formal program. The Company recorded during the last quarter of 2000 a provision of Bs. 162,639 included as current accrued employee benefits and recognized as special charge in the income statement. As a result of this program, in January 2001, 3,572 employees were separated from the Company.

21.    NATURAL CATASTROPHE:

On December 15, 1999, heavy rains devastated the northern coastal areas of Venezuela which caused serious flooding and serious damage to homes and businesses, leaving them without basic services such as water, power and phone services. Certain of CANTV’s central offices and most of the public telephones in the state of Vargas suffered considerable damage. On October 2000, the Company received the final compensation payment from the insurance companies of Bs. 11,733. This operation did not have additional significant impact in the financial statements of the Company, and was reflected in the consolidated statements of operations as Non-recurring charges.

22.    TAKEOVER TENDER OFFERING:

On August 29, 2001, AES Corporation (AES) announced a public offering of shares to acquire 43.2% of the shares of CANTV at a price of Bs. 2,547 per Class D share (US$24 per ADS). This public offering was approved by the CNV.

On November 8, 2001, AES announced its retirement from the public offering of shares for the 43.2% of the shares of CANTV.

The accompanying consolidate statements of operations for the year 2001, include Bs. 21,400 in “Other expenses, net”, caption related to the costs incurred in the takeover defense actions against the public offering of shares.

23.     SEGMENT REPORTING:

The Company manages its operations in two main business segments: wireline and wireless services. The Company’s reportable segments are strategic business units offering different products and services in the telecommunications and related services industry. Each business requires different technology and marketing strategies and are managed separately. The wireline services segment provides domestic telephone services, international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile telephone services.

Segment results for the years ended December 31, 2002, 2001 and 2000, and assets as of December 31, 2002 and 2001, are as follows:

	2002	2001	2000
Wireline services:
Operating revenues-
Local and domestic long distance usage	585,861	713,343	823,736
Basic rent	456,775	454,525	466,639

Local and domestic long distance	1,042,636	1,167,868	1,290,375
International long distance	102,406	135,366	146,089
Net settlements	14,498	25,977	43,276

International long distance	116,904	161,343	189,365
Fixed to mobile outgoing calls	572,381	747,265	884,433
Interconnection incoming	49,966	60,440	95,083
Other wireline-related services	405,297	373,946	331,848

Total operating revenues	2,187,184	2,510,862	2,791,104

Intersegment revenues	165,754	125,340	165,502

Operating income (loss)	13,532	116,172	(9,677)

Depreciation and amortization	729,501	807,375	778,142

Capital expenditures, net	181,821	168,498	325,578

Assets	5,270,361	5,605,190	6,699,557

Wireless services:
Operating revenues-
Access	55,931	51,009	95,863
Interconnection	297,645	269,494	282,939
Usage	288,836	323,793	281,847
Equipment sales	139,883	89,674	63,541
Others	11,766	12,834	11,086

Total operating revenues	794,061	746,804	735,276

Intersegment revenues	223,281	228,993	294,777

Operating income	84,290	44,512	65,790

Depreciation and amortization	122,671	173,769	120,693

Capital expenditures, net	209,861	64,651	114,697

Assets	1,471,821	1,323,845	1,354,501

The reconciliation of segment operating revenues, operating income and assets, to the consolidated financial statements are as follows:

Reconciliation of operating revenues:

	2002	2001	2000
Reportable segments	2,981,245	3,257,666	3,526,380
Other telecommunications-related services	86,693	72,949	68,047
Elimination of intersegment operating revenues	(389,035)	(354,333)	(460,279)

Total operating revenues	2,678,903	2,976,282	3,134,148

Reconciliation of operating income:

	2002	2001	2000
Reportable segments	97,822	160,684	56,113
Other telecommunications-related services	10,405	14,479	(25,384)
Elimination of intersegment operating income	927	(1,813)	104

Total operating income	109,154	173,350	30,833

Reconciliation of assets:

	2002	2001	2000
Reportable segments	6,742,182	6,929,035	8,054,058
Elimination of assets	(1,853,561)	(1,714,738)	(1,649,084)
Other telecommunications-related services	344,161	417,498	434,256

Assets	5,232,782	5,631,795	6,839,230

24.    CONSOLIDATED FINANCIAL STATEMENT RECLASSIFICATIONS:

Certain amounts from December 31, 2001 and 2000 consolidated financial statements have been reclassified for comparison purposes.

25.    POLITICAL, SOCIAL AND ECONOMIC SITUATION:

The local political, social and economic situation has affected certain key economic sectors, which might have additional future consequences. These situations might have a direct or indirect impact on the Company’s future operations. To date, there is not sufficient information available to determine the effects, if any, on the financial statements as of December 31, 2002 that might result from the final outcome of the aforementioned situations.

26.    SUBSEQUENT EVENTS—EXCHANGE CONTROL:

Effective January 21, 2003, the Venezuelan Government and the Central Bank of Venezuela agreed to suspend the trading of foreign currencies in the country during five business days, as published in the Official Gazette No. 37,614. This agreement sets forth that these entities will rule, by means of a special agreement, the standards on the exchange regime to be established. On January 27, 2003, the Venezuelan Government and the Central Bank of Venezuela agreed to defer such suspension until February 5, 2003, as published in the Official Gazette No. 37,618.

Effective February 5, 2003, the Venezuelan Government and the Central Bank of Venezuela enter into the exchange agreements 1 and 2 that will rule the Foreign Currency Management Regime and establish the exchange rate applicable to transactions set forth in such agreements, respectively. Such agreements provide for the following clauses:

a) The Central Bank of Venezuela will centralize the purchase and sale of currencies in the country under the terms agreed upon.

b) Such agreements provide for the incorporation of the Foreign Currency Management Commission (CADIVI) that will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the agreement.

c) The exchange rates applicable from the effectiveness of such agreements are Bs. 1,596 per US$1.00 for purchase and Bs. 1,600 per US$1.00 for sale.

To the issuance date of these financial statements the agreements referred to above do not define the limitations, requisites and terms that will rule the acquisition and supply of foreign currencies and the payment of foreign currency debts contracted by the private sector to the date of suspension of trading of foreign currencies.

On the same date, the Venezuelan Presidency issued Decree N° 2,303 that provides for the functions of CADIVI and the Standards for the Management and Control of Foreign Currencies. As provided by such decree, the President of the Republic, in Council of Ministers, will approve the general guidelines for the distribution of the foreign currencies in the exchange market, based on the CADIVI’s opinion and the budget of foreign currencies that will be prepared under the application of the exchange agreement. Such decree also establishes that the acquisition of foreign currencies will be subjected to the prior registration of the interested party in the registry of users and the authorization to participate in the exchange regime with the supporting documents and other requisites to be established by CADIVI.